ROCHDALE INVESTMENT TRUST
AMENDMENT TO THE TRANSFER AGENT SERVICING AGREEMENT

THIS AMENDMENT dated as of this 22nd day of March, 2011, to the Transfer Agent Servicing Agreement, dated as of August 13, 2001, as amended (the "Agreement"), is entered into by and between Rochdale Investment Trust, a Delaware statutory trust (the “Trust”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company ("USBFS").

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Trust and USBFS desire to amend the fees and the length of the Agreement; and

WHEREAS, Section 6 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

The fee schedule of the Agreement is hereby superseded and replaced with the fee schedule attached hereto.

Section 5. Termination of Agreement is hereby superseded and replaced with the following Section 5:

5. Termination of Agreement

5.01 This Agreement shall become effective as of March 22, 2011 and will continue in effect for a period of five (5) years.  This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.

5.02 In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the five (5) year term, the Trust agrees to pay the following fees:

a.	all monthly fees through the life of the Agreement, including the rebate of any negotiated discounts;
b.	all fees associated with converting services to a successor service provider;
c.	all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
d.	all out-of-pocket costs associated with a-c above.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ROCHDALE INVESTMENT TRUST	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Garrett D’Alessandro	By: /s/ Michael R. McVoy

Printed Name: Garrett D’Alessandro	Printed Name: Michael R. McVoy

Title: Chief Executive Officer	Title: Executive Vice President

Rochdale Investment Trust
Transfer Agent Servicing Agreement

TRANSFER AGENT SERVICES Fee Schedule

Annual Fee Schedule at March 11, 2011*

US Bancorp Fund Services, LLC will charge an account-based fee, which is greater of:

       1) $____ per month per class of shares

    Or

       2) Based on the total number of open accounts at the following annual rates:

Equity Fund                                   $____ per account
Fixed Income Fund                       $____ per account
Closed Accounts                          $____ per account (Effective July 1, 2010)

US Bancorp Fund Services, LLC will waive its normal asset-based fee, which would be in addition to the account-based fee and would be at the annual rate of ___% (i.e. one basis point) of total net assets measured at the end of each month (not an average of total net assets).

There are no additional fees for opening new accounts, answering telephone calls, or providing other customary transfer agency services.

Out-Of-Pocket Expenses

The following expenses will be charged to the Fund as incurred by US Bancorp Fund Services, LLC in connection with the performance of its duties:  Telephone toll charges, facsimile transmissions, postage, bulk copy runs, courier charges, and Disaster Recovery -- $____ per open account (Effective February 1, 2006).

401(k) Daily Valuation Trades (Effective February 1, 2006)

$____ per trade

Omnibus Account Transactions (Effective February 1, 2006)

$___ each – first 100 transactions
$___each – next 400 transactions
$___each – next 1,500 transactions
$___each – next 3,000 transactions
$___each – balance of transactions

CCO Support Services

CCO Support Services - $____ per year

TRANSFER AGENT SERVICES FEE SCHEDULE at June 10, 2010 – Rochdale Investment Trust (Continued)

Special Reports
All reports and/or analyses requested by the Funds’ auditors, legal counsel, Advisor, or any regulatory agency having jurisdiction over the Funds, that are not in the normal course of administrative or transfer agency activities as specified in this Agreement or are not required to clarify standard reports generated by U.S. Bancorp Fund Services, LLC, shall be subject to an additional charge and agreed upon in advance.

Custom Programming
All custom programming requests to be used by U.S. Bancorp Fund Services, LLC, the Advisor or any regulatory agency, to be made to U.S. Bancorp Fund Services, LLC’s transfer agency system shall be subject to an additional charge, agreed upon in advance.

Fees are billed monthly.

CHIEF COMPLIANCE OFFICER-SUPPORT SERVICES FEE SCHEDULE at June 10, 2010
Chief Compliance Officer Support Services
U.S, Bancorp provides support to the Chief Compliance Officer (CCO) of each fund serviced either by U.S. Bancorp Fund Services, LLC or Quasar Distributors, LLC.  Indicated below are samples of functions performed by USBFS in this CCO support role:
• Business Line Functions Supported
• Fund Administration and Compliance
• Transfer Agent and Shareholder Services
• Fund Accounting
• Custody Services
• Securities Lending Services
• Distribution Services
• Daily Resource to Fund CCO, Fund Board, Advisor
• Provide USBFS/USB Critical Procedures & Compliance Controls
• Daily and Periodic Reporting
• Periodic CCO Conference Calls
• Dissemination of Industry/Regulatory Information
• Client & Business Line CCO Education & Training
• Due Diligence Review of USBFS Service Facilities
• Quarterly USBFS Certification
• Board Meeting Presentation and Board Support
• Testing, Documentation, Reporting
• $____ per service per year

Fees are billed monthly.

*Subject to annual CPI increase, Milwaukee MSA.

June 2010